Mail Stop 3561
      April 10, 2006

Via Fax and U.S. Mail

Mark I. Kleinman
Senior Vice President
JPMorgan Chase Bank, National Association
270 Park Avenue
New York, NY 10017

Re:	JPMorgan Chase Bank, National Association
	Amendment No. 1 to Registration Statement on Form S-3
	Filed March 28, 2006
	File No. 333-131760

Dear Mr. Kleinman,

      We have reviewed your responses to the comments in our letter dated March 8, 2006 and have the following additional comments.
Please note that all page references below correspond to the marked version of your filing.

Registration Statement on Form S-3

Prospectus Supplement

Cover Page
1. While we note your response to prior comment 7, it does not appear that you have revised your cover page to disclose that you may use a yield supplement account or yield supplement overcollateralization amount. Revise accordingly or advise. See Item 1102(h) of Regulation AB.

Base Prospectus
Credit and Other Enhancements, page 39
2. Please provide a legal analysis to support how repurchase or put obligations meet the requirements under Rule 3a-7 of the Investment
Company Act. Alternatively, please disclose whether the issuing entity will be relying on Section 3(c)(5)(A) or (B).

3. The disclosure in the second to last bullet point of this section seems to indicate that the only derivatives you will use will be interest rate agreements. Please confirm.

Payments on the Securities, page 41
4. We reissue comment 12 of our letter dated March 8, 2006.
Please
confirm that any indices on which interest payments on the securities may be based will be indices that reflect payments of interest based on debt transactions and not based on a securities or commodities index.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Susan Min at (202) 551-3727. If you need further assistance, you may contact me at (202) 551-3454.

								Sincerely,


								Sara Kalin
								Branch Chief - Legal

cc:	Via Facsimile (212) 455-2502
	Ms. Laura Palma, Esq.
	Simpson Thacher & Bartlett LLP
	Telephone: (212) 455-2000

Mr. Mark Kleinman
JPMorgan Chase Bank
April 10, 2006
Page 1